

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via Facsimile
Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

      Re: PetroChina Company Limited
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed June 25, 2010
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed May 10, 2011
              Response Letter Dated October 28, 2010
              Response Letter Dated April 28, 2011
              Response Letter Dated June 21, 2011
              File No. 1-15006

Dear Mr. Jiemin:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Proved reserve estimate table, page 22

1.   Your response to prior comment two indicates that reserves increased due to improved discoveries mainly refers to revisions of previous estimates (i.e. changes to previous estimates resulting from the updating of estimates in response to certain changes such as the changes in price and cost of oil and gas). To the extent you attribute changes in reserves to similar factors in future filings, please revise your disclosure to provide the information discussed in your response.

2.	We note your response to prior comment three. Please clarify how your proved undeveloped reserves, comprised of low permeability reservoirs, impact your ability to commence development activities. In this manner, we note that low permeability reservoirs may impact production rates but are not indicative of the "specific circumstances" specified in Question 131.03 of the Compliance and Disclosure Interpretations ("C&DIs") of the Oil and Gas Rules in Regulation S-X and Regulation S-K. We reissue prior comment three.

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-44

Proved reserve estimate table, page F-45

3.	We note your response to prior comment five. We also note your royalty fee is calculated as a percentage of your production volumes. So that we can fully understand your conclusions with respect to reporting the royalty fee as part of your reserves, please explain to us your analysis as to why the royalty fee does not represent the economic interests of others in your reserves, and:

- provide a comprehensive analysis as to how the royalty fee is calculated and clarify if the obligation varies in tandem with price and volume changes;

- tell us if the governmental authorities have the option to exercise control over the disposition of the related volumes;

- clarify how you maintain the related risks and reward associated with the underlying reserves if you are obligated to pay governmental authorities an amount based on periodic production volumes and market prices; and

- tell us who has legal title to the underlying reserves prior to and at the time of production.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

4.	Please disclose how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates and your standardized measure of discounted future net cash flows.

Closing Comments

   You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director